EXHIBIT 99.1

Evaxion announces extension to January 14, 2025, of plan to implement ADS ratio change

COPENHAGEN, Denmark, January 10, 2025 - Evaxion Biotech A/S (NASDAQ: EVAX) (“Evaxion”), a clinical-stage TechBio company specializing in developing AI-Immunology™ powered vaccines, today announced that it is amending the effective date for its plans to change the ratio of its American Depositary Shares (“ADSs”) to its ordinary shares, DKK 1 nominal value (the “ADS ratio”), from the current one (1) ADS representing ten (10) ordinary share to a new ADS ratio of one (1) ADS representing fifty (50) ordinary shares (the “ADS ratio change”).

The ADS ratio change is expected to become effective on or about January 14, 2025, U.S. Eastern Time (the “effective date”). Previously, Evaxion planned for the ADS ratio change to become effective on or about January 13, 2025. The date has been extended by one day as Nasdaq Capital Markets was closed on January 9, 2025, in order to observe the passing of President Jimmy Carter. This was not known when Evaxion announced the initial effective date.

For the company's ADS holders, the change in the ADS ratio will have the same effect as a one-for-five reverse ADS split and is intended to further support the liquidity in the company’s ADSs.

On the effective date, registered holders of the company’s ADSs held in certificated form will be required on a mandatory basis to surrender their certificated ADSs to The Bank of New York Mellon, the depositary bank (the “depositary”), for cancellation and will receive one (1) new ADS in exchange for every five (5) existing ADSs then-held.

Holders of uncertificated ADSs in the Direct Registration System (DRS) and the Depository Trust Company (DTC) will have their ADSs automatically exchanged and need not take any action. The exchange of every five (5) then-held (existing) ADSs for one (1) new ADS will occur automatically at the effective date, with the then-held ADSs being cancelled and new ADSs being issued by the depositary bank. The company’s ADSs will continue to be traded on the Nasdaq Capital Market under the ticker symbol “EVAX.”

No fractional new ADSs will be issued in connection with the change in the ADS Ratio. Instead, fractional entitlements to new ADSs will be aggregated and sold by the depositary and the net cash proceeds from the sale of the fractional ADS entitlements (after deduction of fees, taxes and expenses) will be distributed to the applicable ADS holders by the depositary.

As a result of the ADS ratio change, the ADS trading price is expected to increase proportionally, although the company can give no assurance that the ADS trading price after the ADS ratio change will be proportionally equal to or greater than the previous ADS trading price prior to the change or that the ratio change will have any effect on the liquidity in the company’s ADSs.

Contact information
Evaxion Biotech A/S
Mads Kronborg
Vice President, Investor Relations & Communication
+45 53 54 82 96
mak@evaxion.ai

About EVAXION
Evaxion Biotech A/S is a pioneering TechBio company based upon its AI platform, AI-Immunology™. Evaxion’s proprietary and scalable AI prediction models harness the power of artificial intelligence to decode the human immune system and develop novel immunotherapies for cancer, bacterial diseases, and viral infections. Based upon AI-Immunology™, Evaxion has developed a clinical-stage oncology pipeline of novel personalized vaccines and a preclinical infectious disease pipeline in bacterial and viral diseases with high unmet medical needs. Evaxion is committed to transforming patients’ lives by providing innovative and targeted treatment options. For more information about Evaxion and its groundbreaking AI-Immunology™ platform and vaccine pipeline, please visit our website.

Forward-looking statement
This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “target,” “believe,” “expect,” “hope,” “aim,” “intend,” “may,” “might,” “anticipate,” “contemplate,” “continue,” “estimate,” “plan,” “potential,” “predict,” “project,” “will,” “can have,” “likely,” “should,” “would,” “could,” and other words and terms of similar meaning identify forward-looking statements. Actual results may differ materially from those indicated by such forward-looking statements as a result of various factors, including, but not limited to, risks related to: our financial condition and need for additional capital; our development work; cost and success of our product development activities and preclinical and clinical trials; commercializing any approved pharmaceutical product developed using our AI platform technology, including the rate and degree of market acceptance of our product candidates; our dependence on third parties including for conduct of clinical testing and product manufacture; our inability to enter into partnerships; government regulation; protection of our intellectual property rights; employee matters and managing growth; our ADSs and ordinary shares, the impact of international economic, political, legal, compliance, social and business factors, including inflation, and the effects on our business from other significant geopolitical and macro-economic events; and other uncertainties affecting our business operations and financial condition. For a further discussion of these risks, please refer to the risk factors included in our most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission (SEC), which are available at www.sec.gov. We do not assume any obligation to update any forward-looking statements except as required by law.